FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Year Ended March 31, 2023 (U.S. GAAP)

Date:	April 26, 2023
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the year ended March 31
	2022		2023

	(Millions of yen, except per share data)
		% Change from March 31, 2021		% Change from March 31, 2022
Total revenue	1,593,999	(1.4%)	2,486,726	56.0%
Net revenue	1,363,890	(2.7%)	1,335,577	(2.1%)
Income before income taxes	226,623	(1.8%)	149,474	(34.0%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	142,996	(6.6%)	92,786	(35.1%)
Comprehensive income	315,576	111.4%	283,215	(10.3%)
Basic-Net income attributable to NHI shareholders per share (Yen)	46.68		30.86
Diluted-Net income attributable to NHI shareholders per share (Yen)	45.23		29.74
Return on shareholders’ equity	5.1%		3.1%
Income before income taxes to total assets	0.5%		0.3%
Income before income taxes divided by total revenue	14.2%		6.0%
Equity in earnings of affiliates	32,083		41,910

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2022	2023

	(Millions of yen, except per share data)
Total assets	43,412,156	47,771,802
Total equity	2,972,803	3,224,142
Total NHI shareholders’ equity	2,914,605	3,148,567
Total NHI shareholders’ equity as a percentage of total assets	6.7%	6.6%
Total NHI shareholders’ equity per share (Yen)	965.80	1,048.24
(3) Cash Flows
	For the year ended March 31
	2022	2023

	(Millions of yen)
Net cash used in operating activities	(1,368,710)	(974,750)
Net cash provided by (used in) investing activities	(45,301)	38,945
Net cash provided by financing activities	1,070,715	1,291,697
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852

2. Cash Dividends

	For the year ended March 31
	2022	2023

	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	8.00	5.00
At December 31	—	—
At March 31	14.00	12.00
For the year	22.00	17.00
Total annual dividends (Millions of yen)	67,015	51,056
Consolidated payout ratio	47.1%	55.1%
Consolidated dividends as a percentage of shareholders’ equity per share	2.4%	1.7%

3. Earnings Forecasts for the year ending March 31, 2024

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards : None

     b)     Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2022	2023

Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	215,758,589	229,883,277

	For the year ended March 31
	2022	2023

Average number of shares outstanding	3,063,524,091	3,006,744,201

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Notes to the Consolidated Financial Statements	P.13
(8) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	1,363.9	1,335.6	(2.1)
Non-interest expenses	1,137.3	1,186.1	4.3

Income (loss) before income taxes	226.6	149.5	(34.0)
Income tax expense	80.1	57.8	(27.8)

Net income (loss)	146.5	91.7	(37.4)

Less: Net income (loss) attributable to noncontrolling interests	3.5	(1.1)	—

Net income (loss) attributable to NHI shareholders	143.0	92.8	(35.1)

Return on shareholders’ equity*	5.1%	3.1%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,335.6 billion yen for the fiscal year ended March 31, 2023, a decrease of 2.1% from the previous year. Non-interest expenses increased by 4.3% from the previous year to 1,186.1 billion yen. Income before income taxes was 149.5 billion yen and net income attributable to NHI shareholders was 92.8 billion yen for the fiscal year ended March 31, 2023.

    Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	1,358.3	1,365.8	0.6
Non-interest expenses	1,137.3	1,186.1	4.3

Income (loss) before income taxes	221.0	179.7	(18.7)

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2023 was 1,365.8 billion yen, an increase of 0.6% from the previous year. Non-interest expenses increased by 4.3% from the previous year to 1,186.1 billion yen. Income before income taxes decreased by 18.7% to 179.7 billion yen for the fiscal year ended March 31, 2023. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	328.0	300.2	(8.5)
Non-interest expenses	268.7	266.7	(0.8)

Income (loss) before income taxes	59.2	33.5	(43.5)

Net revenue decreased by 8.5% from the previous year to 300.2 billion yen. Non-interest expenses decreased by 0.8% to 266.7 billion yen. As a result, income before income taxes decreased by 43.5% to 33.5 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	148.0	128.6	(13.1)
Non-interest expenses	76.5	85.1	11.2

Income (loss) before income taxes	71.5	43.5	(39.2)

Net revenue decreased by 13.1% from the previous year to 128.6 billion yen. Non-interest expenses increased by 11.2% to 85.1 billion yen. As a result, income before income taxes decreased by 39.2% to 43.5 billion yen. Assets under management were 67.3 trillion yen as of March 31, 2023.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	703.1	772.4	9.9
Non-interest expenses	628.6	743.0	18.2

Income (loss) before income taxes	74.5	29.4	(60.6)

Net revenue increased by 9.9% from the previous year to 772.4 billion yen. Non-interest expenses increased by 18.2% to 743.0 billion yen. As a result, income before income taxes decreased by 60.6% to 29.4 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue	179.2	164.7	(8.1)
Non-interest expenses	163.5	91.3	(44.1)

Income (loss) before income taxes	15.8	73.4	365.8

Net revenue was 164.7 billion yen including income of 28.0 billion yen recognized in December 2022 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 73.4 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2023, were 47,771.8 billion yen, an increase of 4,359.6 billion yen compared to March 31, 2022, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2023 were 44,547.7 billion yen, an increase of 4,108.3 billion yen compared to March 31, 2022, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of March 31, 2023 was 3,224.1 billion yen, an increase of 251.3 billion yen compared to March 31, 2022.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2023, increased by 504.4 billion yen compared to March 31, 2022. Cash flows from operating activities for the year ended March 31, 2023 were outflows of 974.8 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2023 were inflows of 38.9 billion yen due mainly to Decrease in non-trading debt securities, net. Cash flows from financing activities for the year ended March 31, 2023 were inflows of 1,291.7 billion yen due primarily to Increase in long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2022	March 31, 2023	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,316,238	3,820,685	504,447
Time deposits	320,754	409,082	88,328
Deposits with stock exchanges and other segregated cash	426,519	291,480	(135,039)

Total cash and cash deposits	4,063,511	4,521,247	457,736

Loans and receivables:
Loans receivable	3,579,727	4,013,852	434,125
Receivables from customers	417,661	379,911	(37,750)
Receivables from other than customers	1,069,660	819,263	(250,397)
Allowance for credit losses	(66,346)	(5,832)	60,514

Total loans and receivables	5,000,702	5,207,194	206,492

Collateralized agreements:
Securities purchased under agreements to resell	11,879,312	13,834,460	1,955,148
Securities borrowed	4,997,129	4,283,039	(714,090)

Total collateralized agreements	16,876,441	18,117,499	1,241,058

Trading assets and private equity and debt investments:
Trading assets*	15,230,817	17,509,934	2,279,117
Private equity and debt investments*	65,193	99,399	34,206

Total trading assets and private equity and debt investments	15,296,010	17,609,333	2,313,323

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 million as of March 31, 2022 and ¥459,954 million as of March 31, 2023)	419,047	464,316	45,269
Non-trading debt securities*	484,681	337,361	(147,320)
Investments in equity securities*	133,897	97,660	(36,237)
Investments in and advances to affiliated companies*	364,281	402,485	38,204
Other	773,586	1,014,707	241,121

Total other assets	2,175,492	2,316,529	141,037

Total assets	43,412,156	47,771,802	4,359,646

*	Including securities pledged as collateral

Millions of yen
March 31, 2022	March 31, 2023	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,050,141	1,008,541	(41,600)
Payables and deposits:
Payables to customers	1,522,961	1,359,948	(163,013)
Payables to other than customers	1,636,725	1,799,585	162,860
Deposits received at banks	1,760,679	2,137,936	377,257

Total payables and deposits	4,920,365	5,297,469	377,104

Collateralized financing:
Securities sold under agreements to repurchase	12,574,556	14,217,966	1,643,410
Securities loaned	1,567,351	1,556,663	(10,688)
Other secured borrowings	396,291	334,319	(61,972)

Total collateralized financing	14,538,198	16,108,948	1,570,750

Trading liabilities	9,652,118	10,557,971	905,853
Other liabilities	1,020,225	1,175,521	155,296
Long-term borrowings	9,258,306	10,399,210	1,140,904

Total liabilities	40,439,353	44,547,660	4,108,307

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000shares
Issued	-	3,233,562,601shares as of March 31, 2022 and
3,233,562,601shares as of March 31, 2023
Outstanding	-	3,017,804,012shares as of March 31, 2022 and
3,003,679,324shares as of March 31, 2023	594,493	594,493	—
Additional paid-in capital	697,507	707,189	9,682
Retained earnings	1,606,987	1,647,005	40,018
Accumulated other comprehensive income (loss)	127,973	318,454	190,481

Total NHI shareholders’ equity before treasury stock	3,026,960	3,267,141	240,181
Common stock held in treasury, at cost-
215,758,589shares as of March 31, 2022 and
229,883,277shares as of March 31, 2023	(112,355)	(118,574)	(6,219)

Total NHI shareholders’ equity	2,914,605	3,148,567	233,962

Noncontrolling interests	58,198	75,575	17,377

Total equity	2,972,803	3,224,142	251,339

Total liabilities and equity	43,412,156	47,771,802	4,359,646

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022(A)	March 31, 2023(B)
Revenue:
Commissions	332,344	279,857	(15.8)
Fees from investment banking	149,603	113,208	(24.3)
Asset management and portfolio service fees	269,985	271,684	0.6
Net gain on trading	368,799	563,269	52.7
Gain on private equity and debt investments	30,768	14,504	(52.9)
Interest and dividends	284,222	1,114,690	292.2
Gain (loss) on investments in equity securities	5,446	(1,426)	—
Other	152,832	130,940	(14.3)

Total revenue	1,593,999	2,486,726	56.0
Interest expense	230,109	1,151,149	400.3

Net revenue	1,363,890	1,335,577	(2.1)

Non-interest expenses:
Compensation and benefits	529,506	605,787	14.4
Commissions and floor brokerage	105,204	119,237	13.3
Information processing and communications	184,319	209,537	13.7
Occupancy and related depreciation	69,742	66,857	(4.1)
Business development expenses	15,641	22,636	44.7
Other	232,855	162,049	(30.4)

Total non-interest expenses	1,137,267	1,186,103	4.3

Income before income taxes	226,623	149,474	(34.0)
Income tax expense	80,090	57,798	(27.8)

Net income	146,533	91,676	(37.4)

Less: Net income (loss) attributable to noncontrolling interests	3,537	(1,110)	—

Net income attributable to NHI shareholders	142,996	92,786	(35.1)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	46.68	30.86	(33.9)

Diluted-
Net income attributable to NHI shareholders per share	45.23	29.74	(34.2)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022(A)	March 31, 2023(B)
Net income	146,533	91,676	(37.4)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	122,468	107,058	(12.6)
Deferred income taxes	(946)	(145)	—

Total	121,522	106,913	(12.0)

Defined benefit pension plans:
Pension liability adjustments	(404)	16,422	—
Deferred income taxes	78	(4,793)	—

Total	(326)	11,629	—

Own credit adjustments:
Own credit adjustments	60,777	95,047	56.4
Deferred income taxes	(12,930)	(22,050)	—

Total	47,847	72,997	52.6

Total other comprehensive income	169,043	191,539	13.3

Comprehensive income	315,576	283,215	(10.3)
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,463	(52)	—

Comprehensive income attributable to NHI shareholders	309,113	283,267	(8.4)

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2022	March 31, 2023
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	696,122	697,507
Stock-based compensation awards	1,421	9,411
Changes in ownership interests in subsidiaries	—	287
Changes in an affiliated company’s interests	(36)	(16)

Balance at end of year	697,507	707,189

Retained earnings
Balance at beginning of year	1,533,713	1,606,987
Net income attributable to NHI shareholders	142,996	92,786
Cash dividends	(67,007)	(51,050)
Loss on sales of treasury stock	(2,715)	(1,718)

Balance at end of year	1,606,987	1,647,005

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316	136,912
Net change during the year	118,596	105,855

Balance at end of year	136,912	242,767

Defined benefit pension plans
Balance at beginning of year	(43,477)	(43,803)
Pension liability adjustments	(326)	11,629

Balance at end of year	(43,803)	(32,174)

Own credit adjustments
Balance at beginning of year	(12,983)	34,864
Own credit adjustments	47,847	72,997

Balance at end of year	34,864	107,861

Balance at end of year	127,973	318,454

Common stock held in treasury
Balance at beginning of year	(91,246)	(112,355)
Repurchases of common stock	(39,650)	(24,728)
Sales of common stock	0	0
Common stock issued to employees	18,541	18,509

Balance at end of year	(112,355)	(118,574)

Total NHI shareholders’ equity

Balance at end of year	2,914,605	3,148,567

Noncontrolling interests
Balance at beginning of year	61,513	58,198
Net change during the year	(3,315)	17,377

Balance at end of year	58,198	75,575

Total equity

Balance at end of year	2,972,803	3,224,142

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2022	March 31, 2023
Cash flows from operating activities:
Net income	146,533	91,676
Adjustments to reconcile net income to Net cash used in operating activities:
Depreciation and amortization	59,524	61,424
(Gain) loss on investments in equity securities	(5,446)	1,426
Gain on investments in subsidiaries and affiliates	(79,396)	(23,889)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(3,490)	344
Changes in operating assets and liabilities:
Time deposits	(23,064)	(70,532)
Deposits with stock exchanges and other segregated cash	(18,408)	170,632
Trading assets and private equity and debt investments	1,254,261	(1,576,531)
Trading liabilities	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	595,116	834,438
Other secured borrowings	2,120	(62,416)
Loans and receivables, net of allowance for doubtful accounts	(412,429)	178,254
Payables	(247,980)	(139,417)
Bonus accrual	(1,865)	(3,319)
Other, net	(128,946)	(313,673)

Net cash used in operating activities	(1,368,710)	(974,750)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	94,985	63,648
Proceeds from sales of investments in equity securities	2,502	35,499
Increase in loans receivable at banks, net	(112,782)	(84,570)
Decrease (increase) in non-trading debt securities, net	(51,065)	159,558
Business combinations or disposals, net	—	16,950
Decrease in investments in affiliated companies, net	103,437	18,180
Other, net	28,953	845

Net cash provided by (used in) investing activities	(45,301)	38,945

Cash flows from financing activities:
Increase in long-term borrowings	3,895,059	2,337,586
Decrease in long-term borrowings	(2,670,106)	(1,230,365)
Decrease in short-term borrowings, net	(475,509)	(81,925)
Increase in deposits received at banks, net	448,099	326,299
Proceeds from sales of common stock held in treasury	11	4
Payments for repurchases of common stock in treasury	(39,650)	(24,728)
Payments for cash dividends	(70,714)	(57,262)
Transactions with noncontrolling interests, net	(16,475)	—
Contributions from noncontrolling interests	—	59,718
Distributions to noncontrolling interests	—	(37,630)

Net cash provided by financing activities	1,070,715	1,291,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,316,408	3,820,852

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net revenue

Business segment information:
Retail	327,985	300,191	(8.5)
Investment Management	147,993	128,559	(13.1)
Wholesale	703,055	772,380	9.9

Subtotal	1,179,033	1,201,130	1.9
Other	179,234	164,718	(8.1)

Net revenue	1,358,267	1,365,848	0.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)	—

Net revenue	1,363,890	1,335,577	(2.1)

Non-interest expenses

Business segment information:
Retail	268,745	266,695	(0.8)
Investment Management	76,478	85,064	11.2
Wholesale	628,563	743,011	18.2

Subtotal	973,786	1,094,770	12.4
Other	163,481	91,333	(44.1)

Non-interest expenses	1,137,267	1,186,103	4.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,137,267	1,186,103	4.3

Income (loss) before income taxes

Business segment information:
Retail	59,240	33,496	(43.5)
Investment Management	71,515	43,495	(39.2)
Wholesale	74,492	29,369	(60.6)

Subtotal	205,247	106,360	(48.2)
Other*	15,753	73,385	365.8

Income (loss) before income taxes	221,000	179,745	(18.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)	—

Income (loss) before income taxes	226,623	149,474	(34.0)

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2022 (A)	March 31, 2023 (B)
Net gain (loss) related to economic hedging transactions	(9,937)	(4,846)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,355	28,385	—
Equity in earnings of affiliates	36,790	47,744	29.8
Corporate items	(91,073)	(12,590)	—
Other	78,618	14,692	(81.3)

Total	15,753	73,385	365.8

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2023	3,003,679,324

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2023	3,006,744,201

Significant Subsequent Events

Not applicable.

(8) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022(A)	March 31, 2023(B)
Revenue:
Commissions	82,886	91,636	82,573	75,249	70,431	68,152	77,502	63,772	(17.7)
Fees from investment banking	35,703	33,901	46,020	33,979	27,285	24,189	33,783	27,951	(17.3)
Asset management and portfolio service fees	64,044	67,193	69,891	68,857	68,250	69,038	67,035	67,361	0.5
Net gain on trading	51,994	91,142	106,806	118,857	141,918	160,905	142,132	118,314	(16.8)
Gain (loss) on private equity and debt investments	25,988	475	4,619	(314)	(4,535)	5,738	8,050	5,251	(34.8)
Interest and dividends	64,536	69,925	82,636	67,125	109,049	196,893	373,283	435,465	16.7
Gain (loss) on investments in equity securities	3,468	2,082	(2,586)	2,482	(1,742)	(1,523)	644	1,195	85.6
Other	76,553	22,855	13,793	39,631	(688)	10,460	69,812	51,356	(26.4)

Total revenue	405,172	379,209	403,752	405,866	409,968	533,852	772,241	770,665	(0.2)
Interest expense	51,897	60,343	52,787	65,082	110,940	215,894	378,583	445,732	17.7

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	393,658	324,933	(17.5)

Non-interest expenses:
Compensation and benefits	135,603	129,245	139,035	125,623	143,061	150,894	156,275	155,557	(0.5)
Commissions and floor brokerage	26,816	27,397	24,130	26,861	28,488	28,183	32,275	30,291	(6.1)
Information processing and communications	44,099	45,136	46,596	48,488	49,732	52,127	54,004	53,674	(0.6)
Occupancy and related depreciation	16,716	17,846	17,507	17,673	16,359	16,643	17,180	16,675	(2.9)
Business development expenses	3,294	3,902	4,400	4,045	4,699	5,353	6,311	6,273	(0.6)
Other	48,214	76,873	39,197	68,571	44,956	33,274	44,047	39,772	(9.7)

Total non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	302,242	(2.5)

Income before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	83,566	22,691	(72.8)
Income tax expense	28,540	12,984	18,482	20,084	11,340	14,741	17,629	14,088	(20.1)

Net income	49,993	5,483	61,618	29,439	393	16,743	65,937	8,603	(87.0)

Less: Net income (loss) attributable to noncontrolling interests	1,506	2,270	1,285	(1,524)	(1,303)	(28)	(1,007)	1,228	—

Net income attributable to NHI shareholders	48,487	3,213	60,333	30,963	1,696	16,771	66,944	7,375	(89.0)

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	16.12	1.04	19.66	10.26	0.56	5.59	22.30	2.46	(89.0)

Diluted-
Net income attributable to NHI shareholders per share	15.59	1.01	19.07	9.89	0.52	5.41	21.51	2.34	(89.1)

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022(A)	March 31, 2023(B)
Net revenue

Business segment information:
Retail	84,986	85,191	87,351	70,457	71,386	72,480	81,019	75,306	(7.1)
Investment Management	63,482	34,329	40,108	10,074	7,579	26,171	56,965	37,844	(33.6)
Wholesale	132,777	172,669	202,709	194,900	198,987	205,499	189,057	178,837	(5.4)

Subtotal	281,245	292,189	330,168	275,431	277,952	304,150	327,041	291,987	(10.7)
Other	68,659	24,809	21,568	64,198	23,925	15,623	87,310	37,860	(56.6)

Net revenue	349,904	316,998	351,736	339,629	301,877	319,773	414,351	329,847	(20.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	(20,693)	(4,914)	—

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	393,658	324,933	(17.5)

Non-interest expenses

Business segment information:
Retail	65,964	68,207	69,316	65,258	66,470	66,995	67,756	65,474	(3.4)
Investment Management	18,569	19,300	19,757	18,852	19,293	20,618	23,663	21,490	(9.2)
Wholesale	161,134	147,700	161,875	157,854	173,715	185,310	190,911	193,075	1.1

Subtotal	245,667	235,207	250,948	241,964	259,478	272,923	282,330	280,039	(0.8)
Other	29,075	65,192	19,917	49,297	27,817	13,551	27,762	22,203	(20.0)

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	302,242	(2.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	302,242	(2.5)

Income (loss) before income taxes

Business segment information:
Retail	19,022	16,984	18,035	5,199	4,916	5,485	13,263	9,832	(25.9)
Investment Management	44,913	15,029	20,351	(8,778)	(11,714)	5,553	33,302	16,354	(50.9)
Wholesale	(28,357)	24,969	40,834	37,046	25,272	20,189	(1,854)	(14,238)	—

Subtotal	35,578	56,982	79,220	33,467	18,474	31,227	44,711	11,948	(73.3)
Other*	39,584	(40,383)	1,651	14,901	(3,892)	2,072	59,548	15,657	(73.7)

Income (loss) before income taxes	75,162	16,599	80,871	48,368	14,582	33,299	104,259	27,605	(73.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	(20,693)	(4,914)	—

Income (loss) before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	83,566	22,691	(72.8)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022(A)	March 31, 2023(B)
Net gain (loss) related to economic hedging transactions	3,444	(3,825)	(1,128)	(8,428)	(9,807)	98	(1,455)	6,318	—
Realized gain (loss) on investments in equity securities held for operating purposes	173	23	19	1,140	240	55	21,895	6,195	(71.7)
Equity in earnings of affiliates	9,617	5,571	5,366	16,236	16,993	9,114	8,893	12,744	43.3
Corporate items	(9,272)	(45,566)	(1,807)	(34,428)	(5,988)	4,513	(3,323)	(7,792)	—
Other	35,622	3,414	(799)	40,381	(5,330)	(11,708)	33,538	(1,808)	—

Total	39,584	(40,383)	1,651	14,901	(3,892)	2,072	59,548	15,657	(73.7)

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2023_4q.pdf